UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CALA CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   224908 30 1
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                                 (CUSIP Number)

                              Teddy Dryden Mitchell
                               3137 Elmwood Street
                          Oklahoma City, Oklahoma 73116
                                 (405) 848-4392
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224908  30  1

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Teddy Dryden Mitchell

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         No

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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NUMBER OF SHARES BENEFICIALLY
BY OWNED BY EACH REPORTING      7.         SOLE VOTING POWER             1,319,004 shares
PERSON WITH
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                                8.         SHARED VOTING POWER                  0
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                                9.         SOLE DISPOSITIVE POWER        1,319,004 shares
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                                10.        SHARE DISPOSITIVE POWER              0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,319,004

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%

14.      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement related to the Common Stock, $.005 par value (the "Common Stock"), and other securities of Cala Corporation (formerly Creative Restaurant Concepts, Inc.), an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 100 N. Broadway, Suite 189, Oklahoma City, Oklahoma 73102.


ITEM 2. IDENTITY AND BACKGROUND:

     This statement relates to the securities of Cala Corporation (the "Issuer") owned by Teddy Dryden Mitchell, an individual. The principal occupation of Mr. Mitchell is financial consulting services.

     His address is 3137 Elmwood Avenue, Oklahoma City, Oklahoma 73116.

     Mr. Mitchell, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Mitchell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     Mr. Mitchell has acquired 985,671 shares of the Issuer's common stock for cash; and has acquired an option to purchase 333,333 shares of common stock at an exercise price of $.15 per share that expires on May 10, 2000. The purchase was made from personal funds.

ITEM 4. PURPOSE OF TRANSACTION:

     The purpose of the acquisitions of the securities of the Issuer by Mr. Mitchell was for investment purposes. However, Mr. Mitchell, by virtue of the issuance of additional shares by the Issuer no longer meets the reporting requisites under 13D.

     (a) There are no current proposals by Mr. Mitchell to purchase any additional securities of the Issuer, except for the exercises of his option to purchase 333,333 shares of the common stock of the Company. Mr. Mitchell intends to dispose of securities of the Issuer in the future from time to time.

     (b) There are no current plans or proposals known to Mr. Mitchell regarding an extraordinary transaction, such as specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals known to Mr. Mitchell involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are no plans known to Mr. Mitchell to change the total authorized number of directors on the Board of Directors, or to change their term of office. There are two vacancies known to Mr. Mitchell on the Board of Directors of the Issuer.

     (e) There are no current plans or proposals known to Mr. Mitchell to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals known to Mr. Mitchell to make material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals known to Mr. Mitchell to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals known to Mr. Mitchell to cause the Common Stock of the Issuer to be delisted from over-the-counter pink sheet market.

     (i) There are no current plans or proposals known to Mr. Mitchell to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals known to Mr. Mitchell regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY:

     (a) As of the date hereof, Teddy Dryden Mitchell is the direct beneficial owner of 985,671 shares of the Common Stock, and holds an option to purchase 333,333 shares of Common Stock exercisable at $.15 per share.

     (b) Mr. Mitchell has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Mitchell during the past 60 days.

     (d) To the best knowledge of Mr. Mitchell, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him, except for 3,894 shares of common stock that he holds as trustee for benefit of his children and as custodian for them.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Mr. Mitchell's knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by him.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  April 10, 2000                          By:   /S/ Teddy Dryden Mitchell
                                                     ---------------------------
                                                         Teddy Dryden Mitchell